UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 24, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Conference Call – 1Q14 Results April 24, 2014

2 The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made. Disclaimer

3 Key Highlights Pulp Market 1Q14 Results Cash Production Cost Indebtness Net Results 4 5 6 Agenda 7 8 9

Key Highlights 4 Operational Results Liability Management Gross debt reduction of US$ 1.2 billion LTM, equivalent to 24% Total redemption of the 2020 bonds in 1Q14, US$ 690.2 million Deleverage to 2.4x (Net Debt/EBITDA in US$ and R$) Investment grade rating (BBB-/Stable) by Fitch Rating outlook revised from “BB+/Stable” to “BB+/Positive” by S&P Pulp Market Pulp sales of 1.2 million t in the quarter, stable y.o.y Higher sales to Europe, representing 46% of the total sales volume 4% increase of BEKP global demand y.o.y (2M14 vs. 2M13) 1Q14: Net Revenues: R$ 1,642 million | EBITDA: 679 million | EBITDA Margin: 41% Last 12 Months: Net Revenues: record of R$ 7,110 million | EBITDA: record of R$ 2,910 million | EBITDA Margin: 41%

Pulp Market 5 (1) Source: PPPC World 20 – Feb/2014 NBSK vs. BHKP – Price (1) Per region Daily production Per end-use 2M14 vs. 2M13 Average Spread: US$ 88 (1) Source: PPPC World 20 – Feb/2014 Feb/14: 45 days Jan/14: 44 days | Feb/13: 41 days Spread Mar./14: US$ 157 (1) Source: FOEX | Average Spread over the last 5 years. Shipments of Eucalyptus Pulp (1) Producer Inventories – Hardwood (1) Sales Distribution 1Q14 - Fibria

1Q14 Results 6 Cash Production Cost (R$/t) LTM record EBITDA of R$ 2.9 billion LTM record of R$ 7.1 billion Pulp Production and Sales (‘000 t) Net Revenue (R$ million) EBITDA (R$ million) and EBITDA Margin (%)

Cash Production Cost – 1Q14 7 Scheduled maintenance downtimes in 1Q14 1Q14 vs. 1Q13: Higher transportation costs Exchange rate Higher fixed costs Higher input consumption Third party wood (1Q13: 9% I 1Q13: 11%) Improved competitiveness in 2014 with energy sales Management initiatives seeking to maintain the cash cost increase below the inflation.

Indebtness 8 Net Debt (Million) Gross Debt (Million) Net Debt/EBITDA (US$) Net Debt/EBITDA (R$) - 24% Debt Amortization Schedule (R$ million) Debt Cost in US$ (%a.a.) - 11%

Net Results (R$ million) – 1Q14 9 Non-recurring impact (1) Concluded transaction with 111,3% premium over the face value (US$ 690.2 milhões), without additional broker fees. (2) Debt Hedge Debt Exchange Variation (1) (2) Includes : other expenses/non-recurring incomes, other debt exchange variation and other financial incomes/expenses. Not considering the 2020 bond redemption, the net income would be R$ 219 million.

10 Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Phone: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO